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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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                                                                     0-19269
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                                                                 SEC FILE NUMBER

                                                                    86688110
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                                                                  CUSIP NUMBER

[ ] Form 10-K and 10-KSB [ ] Form 20-F [ ] Form 11-K [ x ] Form 10-Q and 10-QSB

                                 [ ] Form N-SAR

         For the period ended: November 28, 1998

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the period ended:   N/A
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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: This filing relates to the entire Form 10-Q for the quarterly period ended November 28, 1998.

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PART I - REGISTRANT INFORMATION
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FULL NAME OF REGISTRANT:      Sun Television and Appliances, Inc.


ADDRESS AND PHONE NUMBER:     6600 Port Road
                              Groveport, Ohio 43125
                              (614) 492-5600

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PART II - RULE 12b-25(b)

         The registrant's Form 10-Q could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) for the reasons described in PART III of this form.

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PART III - NARRATIVE

         Sun Television and Appliances, Inc. (the "Registrant") and its subsidiary Sun TV and Appliances, Inc. filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (each, a "Petition") with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") on September 16, 1998. As a result of the Registrant's Petition and limited resources, and time spent by the Registrant's accounting and financial personnel on bankruptcy matters, the Registrant will need additional time to prepare its financial statements for the quarterly period ended November 28, 1998. For these reasons management will not be able to timely file the Form 10-Q without unreasonable effort or expense.

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PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  Beth A. Savage - (614) 492-5643

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify the reports.

                  [ x ] Yes       [   ] No

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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [ x ] Yes       [   ] No

EXPLANATION OF ANTICIPATED CHANGE

         Sun Television and Appliances, Inc. (the "Registrant") and its subsidiary Sun TV and Appliances, Inc. filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") on September 16, 1998. As part of the bankruptcy proceeding the Registrant closed 29 of its 59 stores and sold the inventory from those stores to a liquidator effective October 9, 1998. In early November 1998, the Company determined that it was in the best interests of its creditors and its shareholders to initiate an orderly liquidation of the remainder of its assets. On November 13, 1998, the Bankruptcy Court entered an order authorizing the Registrant to close all of its remaining stores, conduct store-closing sales and liquidate its business. Accordingly, on November 13, 1998, all of the Registrant's remaining inventory was sold to a liquidator. As a result of these actions, the results of operations for the quarter ended November 28, 1998, will reflect a significant change from the corresponding period.

         Sun Television and Appliances, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized .


January 12, 1999                      /s/ Beth A. Savage
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                                     Beth A. Savage, Chief Financial Officer and
                                     Treasurer